Exhibit 1

News Release

XOMA Announces New Audit Committee Member

Berkeley, Calif. – April 1, 2008 -- XOMA Ltd. (Nasdaq: XOMA) announced today that XOMA’s Board of Directors has appointed Board member William K. Bowes, Jr. to its Audit Committee.  The appointment follows the recent passing of James G. Andress, a member of XOMA’s Board of Directors and its Audit Committee.

XOMA also noted that, on March 27, 2008, it received a letter from the Nasdaq Listing Qualifications Department indicating that, due to Mr. Andress’s passing, XOMA was not then in compliance with Nasdaq’s audit committee composition requirements (Marketplace Rule 4350), which require each listed issuer to have an audit committee of at least three independent members.  However, as noted in the letter, Nasdaq provided XOMA a cure period until September 8, 2008 to demonstrate compliance with these requirements, and XOMA believes the actions announced today meet the Nasdaq requirements.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies. The Company's expanding pipeline includes XOMA 052, a broad anti-inflammatory antibody drug candidate that targets the IL-1 pathway, and XOMA 629, an anti-microbial drug candidate that is synthetic peptide compound derived from bactericidal/permeability-increasing protein (BPI). BPI is a human host-defense protein that is one of the body's early lines of defense against invading organisms. XOMA has multiple revenue streams from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis and LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration.

The Company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(tm) and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed bacterial cell expression licenses.

In addition to developing its own products, XOMA develops products for premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to product launch, and a team of 300 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein that relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

Company Contact:
Greg Mann
XOMA
510-204-7270
mann@xoma.com